UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [X]            Form 40-F   [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes    [_]           No    [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On September 30, 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year-end for the fiscal year ended August 31, 2003. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter of the 2003 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter of the 2003 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                         By:  /s/ Germain Lamonde
                                             -----------------------------------
                                             Name:  Germain Lamonde
                                             Title: President and Chief
                                                    Executive Officer



Date: October 6, 2003

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

PRESS RELEASE

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


        EXFO REPORTS FOURTH-QUARTER AND YEAR-END RESULTS FOR FISCAL 2003

        o     BUSINESS STRUCTURE REORGANIZED UNDER TWO NEW MARKET SEGMENTS
        o     SALES DOWN 5% QUARTER-OVER-QUARTER AND 9% YEAR-OVER-YEAR
        o     PORTABLE AND MONITORING DIVISION SALES UP 3% YEAR-OVER-YEAR

QUEBEC CITY, CANADA, September 30, 2003--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today fourth-quarter and year-end results for fiscal 2003.

Sales decreased 5% to US$14.3 million in the fourth quarter ended August 31, 2003 from $15.1 million in the previous quarter and 17% from US$17.2 million in the fourth quarter of 2002. Overall for fiscal 2003, sales fell 9% to US$61.9 million from US$68.3 million in 2002.

EXFO's pro forma net loss* in the fourth quarter of fiscal 2003 amounted to US$2.7 million, or US$0.04 per share, compared to a pro forma net loss of US$4.1 million, or US$0.06 per share, in the third quarter of 2003 and a pro forma net loss of US$1.2 million, or US$0.02 per share, in the fourth quarter of 2002. Net loss in the fourth quarter of fiscal 2003 totaled US$10.1 million, or US$0.16 per share, compared to a net loss of US$38.4 million, or US$0.61 per share, in the previous quarter and a net loss of US$3.0 million, or US$0.05 per share, in the fourth quarter of 2002.

Pro forma net loss for fiscal 2003 amounted to US$11.5 million, or US$0.18 per share, compared to a pro forma net loss of US$11.2 million, or US$0.19 per share, for 2002. Net loss for fiscal 2003 was US$55.0 million, or US$0.87 per share, compared to a net loss of US$308.5 million, or US$5.09 per share, for fiscal 2002.

Gross margin increased to 45.8% of sales in the fourth quarter of fiscal 2003, excluding inventory write-offs of US$2.5 million and a non-recurring gain of US$473,000. Including inventory write-offs and the non-recurring gain, gross margin was 31.8% in the fourth quarter. In comparison, gross margin represented 41.7% of sales in the third quarter of 2003, excluding inventory write-offs, or 34.7% including inventory write-offs. In the fourth quarter of 2002, gross margin was 49.2%.

Overall for fiscal 2003, gross margin declined to 47.4% of sales, excluding inventory write-offs of US$4.1 million and the non-recurring gain. Including inventory write-offs and the non-recurring gain, gross margin was 41.6% in 2003. In comparison, gross margin was 50.4% in 2002, excluding inventory write-offs, or 23.4% including inventory write-offs. In the fourth quarter of 2003, a new presentation was adopted with certain expenses reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have been reclassified.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


"The past two years have been a period of transition for EXFO as we adapted to the new telecom environment," said Germain Lamonde, Chairman, President and CEO of EXFO. "We improved our long-term strategic position by refocusing our business towards network service providers and system manufacturers--the first two segments in the communications supply chain. The end result is that sales of our Portable and Monitoring product lines, which progressed from almost one-third of our revenues in fiscal 2001 to two-thirds in 2003, increased 3% year-over-year despite depressed spending levels. Protocol testing is a key element of our strategy for these sectors. I am pleased with our protocol results in the last three quarters and we will maintain our strong R&D program."

At the beginning of the fourth quarter, EXFO announced a restructuring plan providing approximately US$10 million in annualized pre-tax savings. The company reduced its workforce by 30%, exited the optical component manufacturing automation business and streamlined manufacturing operations. Cost-reduction initiatives incurred charges of approximately US$4.1 million in fiscal 2003, including US$3.8 million in the fourth quarter.

To begin fiscal 2004, EXFO has reorganized its business under two new market segments. The new Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. The new Photonics & Life Sciences Division includes previous non-telecom Industrial and Scientific product lines.

BUSINESS HIGHLIGHTS

EXFO introduced approximately 15 new products in fiscal 2003. Key product launches for the network service provider market included a next-generation Polarization Mode Dispersion (PMD) Analyzer that sweeps through amplifiers to characterize entire optical networks at once; a Fibre Channel test module for emerging storage area networks (SANs); and an Integrated Applications Suite that automates the operation of test modules within the FTB-400 platform. For the system vendor market, EXFO released a 2.5+ Gigabit Multi-Rate Transceiver that optimizes the design and manufacturing of next-generation SONET/SDH, IP-based networks.

OPERATING EXPENSES

Selling and administrative expenses amounted to US$6.0 million (including a non-recurring gain of US$239,000), or 42.1% of sales, in the fourth quarter of fiscal 2003 compared to US$7.1 million, or 46.7% of sales, in the third quarter of 2003 and US$6.7 million, or 38.7% of sales, in the fourth quarter of 2002. In fiscal 2003, selling and administrative expenses totaled US$27.0 million, or 43.6% of sales, compared to US$33.9 million, or 49.6% of sales, in 2002.

Gross research and development expenses amounted to US$3.9 million, or 27.0% of sales, in the fourth quarter of fiscal 2003 compared to US$4.6 million, or 30.7% of sales, in the previous quarter and US$3.2 million, or 18.8% of sales, in the fourth quarter of 2002. In fiscal 2003, gross research and development expenses reached US$17.1 million, or 27.7% of sales, compared to US$17.0 million, or 24.9% of sales, in 2002.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


BUSINESS OUTLOOK
EXFO forecasted sales between US$13.0 million and US$16.0 million and a GAAP net loss between US$0.10 and US$0.07 per share for the first quarter of fiscal 2004. GAAP net loss includes a loss representing amortization of intangible assets and income tax recovery that is expected to amount to US$0.01 per share in the first quarter of 2004.

* PRO FORMA NET LOSS REPRESENTS NET LOSS EXCLUDING AMORTIZATION AND WRITE-DOWN OF GOODWILL, NON-RECURRING TAX RECOVERY, FUTURE INCOME TAX ASSETS VALUATION ALLOWANCE AND THE AFTER-TAX EFFECT OF AMORTIZATION AND WRITE-DOWN OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES, INVENTORY AND TAX CREDIT WRITE-OFFS AND NON-RECURRING GRANTS RECOVERY. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                       THREE MONTHS      THREE MONTHS      TWELVE MONTHS      TWELVE MONTHS
                                           ENDED             ENDED             ENDED              ENDED
                                      AUGUST 31, 2003   AUGUST 31, 2002   AUGUST 31, 2003    AUGUST 31, 2002
                                      ---------------   ---------------   ---------------    ---------------
                                                                   (unaudited)
Net loss in accordance with GAAP      $       (10,119)  $        (2,968)  $       (54,950)   $      (308,524)

Pro forma adjustments:
Amortization of goodwill                           --               690                --             38,021
Amortization of intangible assets               1,001             1,639             4,747             11,615
Write-down of goodwill                             --                --             4,505            222,169
Write-down of intangible assets                    --                --             2,922             23,657
Tax effect on amortization of
    intangible assets                            (393)             (544)           (1,699)            (4,007)
Tax effect on write-down of
    intangible assets                              --                --            (1,046)            (8,160)
Restructuring and other charges
    and inventory and tax credit
    write-offs                                  6,261                --            10,549             21,343
Tax effect on restructuring and
    other charges and inventory
    and tax credit write-offs                  (2,461)               --            (3,777)            (7,362)
Non-recurring tax and grants
    recovery                                   (1,357)               --            (1,357)                --
Tax effect on non-recurring
    grants recovery                               280                --               245                 --
Future income tax valuation
    allowance                                   4,125                --            28,385                 --
                                      ---------------   ---------------   ---------------    ---------------

Pro forma net loss                    $        (2,663)  $        (1,183)  $       (11,476)   $       (11,248)
                                      ===============   ===============   ===============    ===============

Basic and diluted net loss per
    share                             $         (0.16)  $         (0.05)  $         (0.87)   $         (5.09)
Basic and diluted pro forma net
    loss per share                    $         (0.04)  $         (0.02)  $         (0.18)   $         (0.19)

EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE INVESTOR BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

[GRAPHIC OMITTED -- COMPANY LOGO]
EXFO

================================================================================
     1 800 663-3936      info@exfo.com - www.exfo.com          Fiber-optic test,
Tel: (418) 683-0211                                              measurement and
Fax: (418) 683-2170                                         monitoring equipment


CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (EDT) to review its fourth-quarter and year-end results for fiscal 2003. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9713. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until October 7, 2003. The replay number is 1-416-252-1143. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM/INVESTORS.

ABOUT EXFO

EXFO designs and manufacturers innovative test and measurement solutions for the global communications industry. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. For more information about EXFO, visit WWW.EXFO.COM.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global geo-political, economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)


                                                             AS AT AUGUST 31,
                                                         ----------------------
                                                             2003         2002
                                                         ---------    ---------
ASSETS

CURRENT ASSETS
Cash                                                     $   5,366    $   9,128
Short-term investments                                      52,010       40,553
Accounts receivable
     Trade, less allowance for doubtful accounts of $568
         ($520 as at August 31, 2002)                        9,639        9,881
     Other                                                     834        3,267
Income taxes and tax credits recoverable                     6,003       13,473
Inventories                                                 15,602       23,822
Prepaid expenses                                             2,041        1,280
Future income taxes                                             --        1,272
                                                         ---------    ---------

                                                            91,495      102,676

INCOME TAXES AND TAX CREDITS RECOVERABLE                     1,377        6,234

PROPERTY, PLANT AND EQUIPMENT                               24,931       26,246

INTANGIBLE ASSETS                                           10,778       16,464

GOODWILL                                                    17,673       17,576

FUTURE INCOME TAXES                                             --        8,730
                                                         ---------    ---------

                                                         $ 146,254    $ 177,926
                                                         =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                 $  12,026    $  10,699
Income taxes payable                                         2,200           --
Deferred revenue                                               500          503
Current portion of long-term debt                              110          100
                                                         ---------    ---------

                                                            14,836       11,302

DEFERRED GRANTS                                              1,139          654

LONG-TERM DEBT                                                 453          564
                                                         ---------    ---------

                                                            16,428       12,520
                                                         ---------    ---------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                              492,452      489,611

CONTRIBUTED SURPLUS                                          1,519        1,487

CUMULATIVE TRANSLATION ADJUSTMENT                            7,643       (8,854)

DEFICIT                                                   (371,788)    (316,838)
                                                         ---------    ---------

                                                           129,826      165,406
                                                         ---------    ---------

                                                         $ 146,254    $ 177,926
                                                         =========    =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                THREE MONTHS       TWELVE MONTHS      THREE MONTHS       TWELVE MONTHS
                                                    ENDED              ENDED              ENDED             ENDED
                                               AUGUST 31, 2003    AUGUST 31, 2003    AUGUST 31, 2002    AUGUST 31, 2002
                                              ----------------    ---------------    ---------------    ---------------
                                                 (UNAUDITED)                           (UNAUDITED)
SALES                                         $         14,326    $        61,930    $        17,243    $        68,330

COST OF SALES(1) (2)                                     9,767             36,197              8,757             52,366
                                              ----------------    ---------------    ---------------    ---------------

GROSS MARGIN                                             4,559             25,733              8,486             15,964
                                              ----------------    ---------------    ---------------    ---------------

OPERATING EXPENSES
Selling and administrative(2)                            6,036             26,991              6,666             33,881
Net research and development                             3,198             15,879              2,510             12,782
Amortization of property, plant and
     equipment                                           1,551              6,139              1,553              5,932
Amortization of intangible assets                        1,001              4,747              1,639             11,615
Write-down of intangible assets                             --              2,922                 --             23,657
Restructuring and other charges                          3,786              4,134                 --              2,880
                                              ----------------    ---------------    ---------------    ---------------

TOTAL OPERATING EXPENSES                                15,572             60,812             12,368             90,747
                                              ----------------    ---------------    ---------------    ---------------

LOSS FROM OPERATIONS                                   (11,013)           (35,079)            (3,882)           (74,783)

Interest income, net                                       316              1,245                217              1,456
Foreign exchange gain (loss)                              (242)            (1,552)               256               (458)
                                              ----------------    ---------------    ---------------    ---------------

LOSS BEFORE INCOME TAXES AND AMORTIZATION
     AND WRITE-DOWN OF GOODWILL                        (10,939)           (35,386)            (3,409)           (73,785)
                                              ----------------    ---------------    ---------------    ---------------

INCOME TAXES
Current                                                   (966)             4,921             (3,452)           (12,054)
Future                                                  (3,979)           (18,247)             2,321            (13,397)
Future income tax assets valuation
     allowance                                           4,125             28,385                 --                --
                                              ----------------    ---------------    ---------------    ---------------

                                                          (820)            15,059             (1,131)           (25,451)
                                              ----------------    ---------------    ---------------    ---------------

LOSS BEFORE AMORTIZATION AND WRITE-DOWN
     OF GOODWILL                                       (10,119)           (50,445)            (2,278)           (48,334)

AMORTIZATION OF GOODWILL                                    --                 --                690             38,021
WRITE-DOWN OF GOODWILL                                      --              4,505                 --            222,169
                                              ----------------    ---------------    ---------------    ---------------

NET LOSS FOR THE PERIOD                       $        (10,119)   $       (54,950)   $        (2,968)   $      (308,524)
                                              ================    ===============    ===============    ===============

BASIC AND DILUTED LOSS PER SHARE
Loss before amortization and write-down
     of goodwill                              $          (0.16)   $         (0.80)   $         (0.04)   $         (0.80)
Net loss                                      $          (0.16)   $         (0.87)   $         (0.05)   $         (5.09)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S)                                63,030             62,852             61,465             60,666

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING (000'S)                                63,555             63,317             61,465             60,966

(1) Including inventory write-offs of $2,475 and $4,121 for the three months and the twelve months ended August 31, 2003, and of nil and $18,463 for the three months and the twelve months ended August 31, 2002, respectively.

(2) Certain comparative figures have been reclassified to conform with the current year's presentation.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                THREE MONTHS       TWELVE MONTHS      THREE MONTHS       TWELVE MONTHS
                                                    ENDED              ENDED              ENDED             ENDED
                                               AUGUST 31, 2003    AUGUST 31, 2003    AUGUST 31, 2002    AUGUST 31, 2002
                                              ----------------    ---------------    ---------------    ---------------
                                                 (UNAUDITED)                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                       $        (10,119)   $       (54,950)   $        (2,968)   $      (308,524)
Add (deduct) items not affecting cash
     Discount on short-term investments                   (280)               (54)              (256)               271
     Inventory and tax credit write-offs                 2,475              6,418                 --              1,846
     Amortization                                        2,552             10,886              3,882             55,568
     Foreign exchange gain on disposal of
         short-term investments                             --                (42)                --                (74)
     Restructuring and other charges                       512                512                 --                741
     Future income taxes                                (3,979)           (18,247)            (2,321)           (13,397)
     Future income tax assets valuation
         allowance                                       4,125             28,385                 --                 --
     Write-down of goodwill and intangible
         assets                                             --              7,427                 --            245,826
Change in non-cash operating items
     Accounts receivable                                 1,180              3,957                 24             15,406
     Income taxes and tax credits                       (1,806)            13,886             (3,021)           (19,736)
     Inventories                                         2,403              7,925              2,680              4,332
     Prepaid expenses                                     (434)              (569)               136                356
     Accounts payable and accrued
         liabilities                                       126               (349)            (2,693)            (7,470)
     Deferred revenue                                      223                (24)               198               (106)
     Deferred grants                                      (720)               420                 (1)              (335)
                                              ----------------    ---------------    ---------------    ---------------
                                                        (3,742)             5,581                302             (8,679)
                                              ----------------    ---------------    ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                (25)              (133)               (24)              (106)
Issuance of share capital                                   24                 45                 --                 --
Redemption of share capital                                 (9)               (16)                (4)                (6)
Resale of share capital                                     30                 48                  8                 36
Share issue expenses                                        --                 --                 --                (14)
                                              ----------------    ---------------    ---------------    ---------------
                                                            20                (56)               (20)               (90)
                                              ----------------    ---------------    ---------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                    (54,212)          (401,105)           (14,473)          (506,228)
Proceeds from disposal of short-term
     investments                                        57,788            395,699             17,075            531,733
Additions to property, plant and equipment
     and intangible assets                                (402)            (2,652)              (576)            (5,245)
Business combinations                                       --             (1,867)                --             (9,756)
                                              ----------------    ---------------    ---------------    ---------------
                                                         3,174             (9,925)             2,026             10,504
                                              ----------------    ---------------    ---------------    ---------------

CHANGE IN CASH                                            (548)            (4,400)             2,308              1,735

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
     CASH                                                 (122)               638               (307)              (336)

CASH - BEGINNING OF PERIOD                               6,036              9,128              7,127              7,729
                                              ----------------    ---------------    ---------------    ---------------
CASH - END OF PERIOD                          $          5,366    $         5,366    $         9,128    $         9,128
                                              ================    ===============    ===============    ===============